UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that Cook Group will expand its efforts to bring the world’s first paclitaxel-eluting stent for peripheral artery disease (PAD) to market by launching an international clinical trial. The global clinical investigation of Cook’s Zilver® PTX Drug-Eluting Stent will enroll 760 patients at up to 50 investigational sites in Europe, Asia, Australia and Canada.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 3, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Tuesday, May 3, 2005

ANGIOTECH PARTNER ANNOUNCES FIRST INTERNATIONAL TRIAL OF A PACLITAXEL-ELUTING STENT

FOR PERIPHERAL ARTERY DISEASE

- New treatment could benefit millions who suffer from seriously under-diagnosed disease -

VANCOUVER, BC, May 3, 2005- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Cook Inc., today announced that with a U.S. trial already underway, Cook Group will expand its efforts to bring the world’s first paclitaxel-eluting stent for peripheral artery disease (PAD) to market by launching an international clinical trial. The global clinical investigation of Cook’s Zilver® PTX Drug-Eluting Stent will enroll 760 patients at up to 50 investigational sites in Europe, Asia, Australia and Canada.

The Zilver® PTX™ Drug-Eluting Stent is a self-expanding stent made of nitinol and coated with the drug paclitaxel for insertion into the peripheral arterial system using percutaneous access. Cook has conducted extensive preclinical testing supporting the safety and performance of this device, and has an ongoing pilot clinical trial in the United States.

“Cook’s announcement of a major international trial utilizing paclitaxel-eluting stents to treat PAD is a significant step forward in the evolution of drug-eluting stents,” said William L. Hunter, MD, MSc, President and CEO of Angiotech. “Paclitaxel is recognized as the leading technology used for the management of coronary disease and is a logical extension to address a poorly treated disease affecting over 40 million people in the western world.”

Peripheral arterial disease affects blood vessels that lead from the heart to other areas of the body such as the legs, feet and kidneys. When the blood vessels become blocked due to fatty deposit buildup, blood circulation is restricted. Untreated, peripheral arterial disease results in pain when walking and can lead to gangrene and amputation.

The trial is designed to determine the safety and effectiveness of the Zilver® PTX™ paclitaxel-eluting stent by Cook Incorporated to clear blockages above the knee in the femoropopliteal artery (the major artery in the thigh). The stent, a small metal device that acts like a scaffold, is used to prop open the blocked arteries. But in many cases, arteries can become blocked again over time as scar tissue forms around the implanted stent. To prevent the renarrowing of the artery, the Zilver PTX is coated with paclitaxel, a drug approved for clinical use as an anti-cancer agent and used successfully with coronary stents to reduce the risk of renarrowing of the artery.

Cook Inc. holds a co-exclusive license from Angiotech for the use of paclitaxel in the peripheral vascular and gastrointestinal fields of use.

The Cook Zilver® PTX™ Drug-Eluting Vascular Stent is an investigational device not cleared by the U.S. Food and Drug Administration for sale in the United States. It is indicated for use in the treatment of symptomatic vascular disease of the above-the-knee femoropopliteal artery.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for challenging disease states and advance surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12